Exhibit 99.1
                                                                    ------------
                                      LOGO

                              1122 FRANKLIN AVENUE
                          GARDEN CITY, NEW YORK 11530
                                 (516) 742-9300


                                               March 30, 1998


Dear Stockholder:

         You are invited to attend the 1998 Annual Meeting of Stockholders (the "Annual Meeting") of T R Financial Corp. (the "Company"), which will be held on Monday, April 27, 1998 at 9:30 a.m. New York time at the Westbury Manor, Jericho Turnpike, Westbury, New York. Enclosed are a Notice of the 1998 Annual Meeting of Stockholders, Proxy Statement for the Annual Meeting, Proxy Card and 1997 Annual Report to Stockholders of the Company.

         At the Annual Meeting you will be asked to consider and vote upon: (1) the election of three directors, each to serve for a three-year term expiring in 2001; (2) the ratification of the appointment of the firm of KPMG Peat Marwick LLP as independent auditors for the Company for the year ending December 31, 1998; and (3) the approval of the amendment to the Certificate of Incorporation of the Company to increase the number of shares of common stock that the Company is authorized to issue. In addition, management will report on the operations and activities of the Company, and there will be an opportunity for you to ask questions about the Company's business.

         The Board of Directors of the Company has determined that an affirmative vote on each proposal to be considered at the Annual Meeting is in the best interests of the Company and unanimously recommends a vote "FOR" each proposal.

         YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS URGES YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON AT THE ANNUAL MEETING, BUT WILL ASSURE THAT YOUR VOTE IS COUNTED IF YOU ARE UNABLE TO ATTEND. IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO BE ADMITTED TO THE ANNUAL MEETING AND TO VOTE AT THE ANNUAL MEETING. Examples of such documentation include a broker's statement, letter or other document confirming your ownership of shares of the Company.

         On behalf of the Board of Directors and the employees of T R Financial Corp. and Roosevelt Savings Bank, thank you for your continued support.

                                                Sincerely,


                                                [Facsimile signature]


                                                John M. Tsimbinos
                                                Chairman of the Board and
                                                Chief Executive Officer

                                      LOGO


                              1122 FRANKLIN AVENUE
                           GARDEN CITY, NEW YORK 11530
                                 (516) 742-9300

                NOTICE OF THE 1998 ANNUAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON APRIL 27, 1998

         NOTICE IS HEREBY GIVEN that the 1998 Annual Meeting of Stockholders (the "Annual Meeting") of T R Financial Corp. (the "Company") will be held on Monday, April 27, 1998 at 9:30 a.m. New York time at the Westbury Manor, Jericho Turnpike, Westbury, New York for the following purposes:

         1. To elect three directors, each to serve for a three-year term expiring at the 2001 annual meeting and until their respective successors have been duly elected and qualified;

         2. To ratify the appointment of the firm of KPMG Peat Marwick LLP as independent auditors for the Company for the year ending December 31, 1998;

         3. To approve the amendment to the Certificate of Incorporation of the Company to increase the number of shares of common stock that the Company is authorized to issue; and

         4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. As of the date hereof, the Board of Directors of the Company is not aware of any such other business.

         Pursuant to the Bylaws of the Company, the Board of Directors has fixed the close of business on March 12, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at 1122 Franklin Avenue, Garden City, New York, for a period of ten days prior to the Annual Meeting and will also be available at the Annual Meeting.

         A copy of the 1997 Annual Report to Stockholders of the Company, which for purposes of the regulations of the Federal Deposit Insurance Corporation serves as the Annual Disclosure Statement of Roosevelt Savings Bank, a wholly owned subsidiary of the Company, accompanies this Notice of the 1998 Annual Meeting of Stockholders. Stockholders may obtain, free of charge, an additional copy of the Annual Report by writing to Theodore S. Ayvas, Vice President, Roosevelt Savings Bank, 1122 Franklin Avenue, Garden City, New York 11530, or calling (516) 739-4219.

         YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THE BOARD OF DIRECTORS URGES YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                              By Order of the Board of Directors,

                              [Facsimile signature]

                              Ira H. Kramer
                              Corporate Secretary

Dated: March 30, 1998

                                      LOGO


                              1122 FRANKLIN AVENUE
                           GARDEN CITY, NEW YORK 11530
                                 (516) 742-9300


                            ------------------------



                             PROXY STATEMENT FOR THE
                       1998 ANNUAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON MONDAY, APRIL 27, 1998


                               GENERAL INFORMATION

GENERAL

         This Proxy Statement and the accompanying Proxy Card and 1997 Annual Report to Stockholders ("Annual Report") are being mailed to stockholders of T R Financial Corp. ("T R Financial" or the "Company") on or about March 30, 1998 in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the 1998 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, April 27, 1998 at 9:30 a.m. New York time at the Westbury Manor, Jericho Turnpike, Westbury, New York, and at any adjournment or postponement thereof.

         As more fully described in this Proxy Statement, the purpose of the Annual Meeting is (1) to elect three directors, each to serve for a three-year term expiring at the 2001 annual meeting and until their respective successors have been duly elected and qualified; (2) to ratify the appointment of the firm of KPMG Peat Marwick LLP as independent auditors for the Company for the year ending December 31, 1998; (3) to approve the amendment to the Certificate of Incorporation of the Company to increase the number of shares of common stock that the Company is authorized to issue; and (4) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. As of the date hereof, the Board of Directors of the Company is not aware of any such other business.


RECORD DATE AND VOTING

         The Board of Directors of the Company has fixed the close of business on March 12, 1998 as the record date (the "Record Date") for the determination of the holders of the Company's issued and outstanding common stock, par value $.01 per share (the "Common Stock") entitled to receive notice of and to vote at the Annual Meeting. Only holders of Common Stock at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were 17,529,929 shares of Common Stock outstanding. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum thereat.

         Each holder of shares of Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record (except for shares held in excess of the Limit, as defined below) upon each matter properly submitted at the Annual Meeting and at any adjournment or postponement thereof. As provided in the Company's Certificate of Incorporation, record holders of Common Stock who beneficially own in excess of 10% of the outstanding shares of Common Stock (the "Limit") are not entitled to any vote with respect to the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an affiliate as well as persons acting in concert with such person or entity. The Company's Certificate of Incorporation authorizes the Board of Directors (i) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert and (ii) to demand that any person who is reasonably believed to beneficially own Common Stock in excess of the Limit supply information to the Company to enable the Board of Directors to implement and apply the Limit.

         If the enclosed Proxy Card is properly executed and received by the Company in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions indicated thereon. IF NO INSTRUCTIONS ARE GIVEN, EXECUTED PROXIES WILL BE VOTED FOR ELECTION OF EACH OF THE THREE NOMINEES FOR DIRECTOR, AND FOR EACH OF THE OTHER PROPOSALS SET FORTH IN THE ACCOMPANYING NOTICE OF THE 1998 ANNUAL MEETING OF STOCKHOLDERS.

         Management is not aware of any matters other than those set forth in the Notice of the 1998 Annual Meeting of Stockholders that may be brought before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons named in the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors of the Company.


VOTE REQUIRED

         Directors are elected by a plurality of the votes cast in person or by proxy at the Annual Meeting. The holders of Common Stock may not vote their shares cumulatively for the election of directors. Ratification of the appointment of KPMG Peat Marwick LLP as the Company's independent auditors requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote thereon. ACCORDINGLY, SHARES AS TO WHICH THE "ABSTAIN" BOX HAS BEEN SELECTED ON THE PROXY CARD WITH RESPECT TO THE APPOINTMENT OF KPMG PEAT MARWICK LLP AS INDEPENDENT AUDITORS FOR THE COMPANY WILL BE COUNTED AS PRESENT AND ENTITLED TO VOTE AND WILL HAVE THE EFFECT OF A VOTE AGAINST THAT PROPOSAL. IN CONTRAST, SHARES UNDERLYING BROKER NON-VOTES OR HELD IN EXCESS OF THE LIMIT WILL NOT BE COUNTED AS PRESENT AND ENTITLED TO VOTE AND WILL HAVE NO EFFECT ON THE VOTE FOR SUCH PROPOSAL.

         The approval of the amendment to the Certificate of Incorporation of the Company requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting. ACCORDINGLY, ABSTENTIONS FROM VOTING AND SHARES AS TO WHICH THE "ABSTAIN" BOX HAS BEEN SELECTED ON THE PROXY CARD WITH RESPECT TO THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION WILL HAVE THE EFFECT OF A VOTE AGAINST SUCH PROPOSAL. SHARES UNDERLYING BROKER NON-VOTES OR HELD IN EXCESS OF THE LIMIT WILL ALSO BE COUNTED AS VOTES AGAINST SUCH PROPOSAL.


REVOCABILITY OF PROXIES

         The presence of a stockholder at the Annual Meeting will not automatically revoke such stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by (1) filing a written notice of revocation with the Corporate Secretary of the Company prior to the Annual Meeting, (2) delivering to the Corporate Secretary of the Company prior to the Annual Meeting a duly executed proxy bearing a later date or (3) attending the Annual Meeting, filing a written notice of revocation with the secretary of the meeting and voting in person. IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT
REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER IN ORDER TO BE ADMITTED TO THE ANNUAL MEETING AND TO VOTE AT THE ANNUAL MEETING. Examples of such documentation include a broker's statement, letter or other document confirming your ownership of shares of the Company.


SOLICITATION OF PROXIES

         The Company will bear the cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by mail, D.F. King & Co., Inc., a proxy solicitation firm, will assist the Company in soliciting proxies for the Annual Meeting and will be paid a fee estimated to be $4,500, plus out-of-pocket expenses. Proxies may also be solicited personally, by telephone, facsimile or other means by directors, officers and employees of the Company or its subsidiaries, without additional compensation. The Company will also request persons, firms and corporations holding shares in their names or in the name of their nominees, which are beneficially owned by others, to forward proxy materials to and obtain proxies from such beneficial owners, and will reimburse such record holders for their reasonable expenses incurred in connection therewith.


STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information as to those persons believed by management to be beneficial owners of more than 5% of the Company's outstanding shares of Common Stock as of February 28, 1998. Other than those persons listed below, the Company is not aware of any person who is the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock as of February 28, 1998. For the purposes of the following table and the table set forth under "Stock Ownership of Management," in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a person is deemed to "beneficially own" any shares of Common Stock (a) over which such person has, directly or indirectly, sole or shared voting or investment power, or (b) of which such person has the right to acquire beneficial ownership, including the right to acquire beneficial ownership by the exercise of stock options, within 60 days after February 28, 1998. As used herein, "voting power" includes the power to vote, or direct the voting of, such shares, and "investment power" includes the power to dispose, or direct the disposition of, such shares.



                                                                             AMOUNT AND               PERCENT
                                                                              NATURE OF            OWNERSHIP OF
    TITLE OF CLASS              NAME AND ADDRESS                             BENEFICIAL            COMMON STOCK
      OF SECURITY               OF BENEFICIAL OWNER                         OWNERSHIP(1)          OUTSTANDING(2)

Common Stock               T R Financial Corp.                                2,073,462(3)              11.8%
                           Employee Stock Ownership Plan
                              and Trust (the "ESOP")
                           1122 Franklin Avenue
                           Garden City, New York 11530

Common Stock               John M. Tsimbinos                                  1,207,537(4)               6.7%
                           Chairman of the Board and
                              Chief Executive Officer
                           T R Financial Corp.
                           1122 Franklin Avenue
                           Garden City, New York 11530




                                    (TABLE CONTINUED AND FOOTNOTES ON NEXT PAGE)


                                                                      AMOUNT AND               PERCENT
                                                                       NATURE OF            OWNERSHIP OF
    TITLE OF CLASS              NAME AND ADDRESS                      BENEFICIAL            COMMON STOCK
      OF SECURITY               OF BENEFICIAL OWNER                  OWNERSHIP(1)          OUTSTANDING(2)

Common Stock               Thomson Horstmann & Bryant, Inc.            1,156,500(5)               6.6%
                           Park 80 West, Plaza Two
                           Saddle Brook, New Jersey 07663


(1) Share amounts have been adjusted to reflect the stock split in the form of a 100% stock dividend of one share of Common Stock for each share of Common Stock outstanding paid on May 14, 1997 to all stockholders of record at the close of business on May 1, 1997 ("Stock Split").

(2) Calculated based upon 17,529,621 shares of Common Stock outstanding as of February 28, 1998, except that the percentage with respect to Mr. Tsimbinos has been calculated on the basis of such number of shares outstanding, plus 522,360 shares which Mr. Tsimbinos has the right to acquire within 60 days after February 28, 1998 by the exercise of stock options granted pursuant to the T R Financial Corp. 1993 Incentive Stock Option Plan (the "Option Plan").

(3) The Administrative Committee of the Company, consisting of Messrs. Eisen, Galgano, Genovese, Kowatch, Loser, Orr and Voutsinas, all of whom are non-employee directors, administers the ESOP as a committee. The Administrative Committee has delegated authority over routine administrative matters concerning the ESOP to the Roosevelt Savings Bank (the "Bank") Employee Benefits Committee, which consists of four officers of the Bank. An unrelated third party, State Street Bank and Trust Company, is the trustee for the ESOP (the "ESOP Trustee"). The Administrative Committee may instruct the ESOP Trustee regarding investment of funds contributed to the ESOP. Each member of the Administrative Committee disclaims beneficial ownership of the shares of Common Stock held in the ESOP. Common Stock purchased by the ESOP is released from a suspense account and allocated to participants annually based on contributions made to the ESOP by the Company. Shares released from the suspense account are allocated among participants in proportion to their compensation, as defined in the ESOP, for the year the contributions are made, up to the limits permitted under the Internal Revenue Code of 1986, as amended (the "Code"). The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of participants. Shares of Common Stock are allocated to participants under the ESOP as of December 31st of each year. As of December 31, 1997, 1,050,368 shares of Common Stock in the ESOP had been allocated, but not distributed, to the accounts of participants, former participants and beneficiaries thereof. Under the ESOP, unallocated shares will be voted by the ESOP Trustee in a manner calculated to most accurately reflect the voting instructions received from participants regarding the allocated shares so long as such vote is in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

(4) Includes 522,360 shares which Mr. Tsimbinos has the right to acquire beneficial ownership of by the exercise of stock options granted pursuant to the Option Plan at the time of the Company's initial public offering in 1993 and on January 23, 1997. Also includes (a) 18,524 shares held in trust pursuant to the ESOP that have been allocated to Mr. Tsimbinos's account and as to which he has sole voting power but no investment power, except in limited circumstances, (b) 57,650 shares held in the Employer Stock Fund of the Roosevelt Savings Bank Salary Reduction Plan in RSI Retirement Trust (the "401(k) Plan") as to which he has shared voting and investment power, (c) 77,543 shares held in the Supplemental Executive Retirement Plan of Roosevelt Savings Bank (the "SERP") as to which he has sole investment but no voting power and
         (d) 51,300 shares as to which he otherwise shares voting and investment power. See "Election of Directors -- Executive Compensation -- 1993 INCENTIVE STOCK OPTION PLAN," "-- 401(K) PLAN" and "-- EMPLOYEE STOCK OWNERSHIP PLAN" and "-- Retirement Plan and Supplemental Executive Retirement Plan -- SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN."

(5) Based upon information in a Schedule 13G, dated January 28, 1998. Thomson Horstmann & Bryant, Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended. The figure shown includes 743,600 shares with respect to which Thomson Horstmann & Bryant, Inc. has sole voting power, 15,600 shares as to which it has shared voting power and 1,156,500 shares as to which it has sole dispositive power.

STOCK OWNERSHIP OF MANAGEMENT

         The following table sets forth information with respect to the shares of Common Stock beneficially owned by each director of the Company, by each Named Executive Officer of the Company identified in the Summary Compensation Table included on page 15 of this Proxy Statement and by all directors and executive officers of the Company as a group as of February 28, 1998. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock indicated.


                                                                      AMOUNT AND NATURE OF     PERCENT OWNERSHIP
                                                                      BENEFICIAL OWNERSHIP         OF COMMON
         NAME                                  TITLE(1)               (2)(3)(4)(5)(6)(7)(8)  STOCK OUTSTANDING (9)
------------------------------------------------------------------------------------------------------------------

John M. Tsimbinos              Chairman of the Board, Chief                  1,207,537                  6.7%
                                 Executive Officer and Director
A. Gordon Nutt                 President, Chief Administrative                 267,076                  1.5%
                                 Officer and Director
Maureen E. Clancy              Director                                         67,484                  *
Robert F. Eisen, Sr.           Director                                         83,944                  *
Michael P. Galgano             Director                                         99,448                  *
Leonard Genovese               Director                                         65,270                  *
Edward J. Kowatch              Director                                         17,738                  *
Ernest L. Loser                Director                                         63,102                  *
John C. Mesloh                 Director                                         66,104                  *
James E. Orr, Jr.              Director                                        108,670                  *
Spiros J. Voutsinas            Director                                         75,772                  *
William R. Kuhn                Executive Vice President and                    221,291                  1.3%
                                 Chief Real Estate Lending Officer
Dennis E. Henchy               Executive Vice President and                    220,476                  1.2%
                                 Chief Financial Officer
Ira H. Kramer                  Senior Vice President and                       105,696                  *
                                 Corporate Secretary
John J. DeRusso                Senior Vice President                            21,818                  *
All directors and
  executive officers as a
  group
  (15 persons)                                                               2,691,426 (10)            14.3%



*        Less than 1% of outstanding Common Stock.

(1)      Titles are for both the Bank and the Company.

(2)      Share amounts have been adjusted to reflect the Stock Split.

(3) The figures shown include shares which individuals have the right to acquire beneficial ownership of by the exercise of stock options pursuant to the Option Plan or the T R Financial Corp. 1993 Stock Option Plan for Outside Directors (the "Directors' Option Plan"), as follows: Mr. Tsimbinos, 522,360 shares; Mr. Nutt, 141,432 shares; Ms. Clancy, 41,770 shares; Mr. Eisen, 41,694 shares; Mr. Galgano, 51,494 shares; Mr. Genovese, 41,770 shares; Mr. Kowatch, 12,300 shares; Mr. Loser, 41,770 shares; Mr. Mesloh, 41,770 shares; Mr. Orr, 64,080 shares; Mr. Voutsinas, 800 shares; Mr. Kuhn, 135,766 shares; Mr. Henchy, 135,766 shares; Mr. Kramer, 62,462 shares; Mr. DeRusso, 6,666 shares; and all directors and executive officers as a group, 1,341,900 shares. See "Election of Directors -- Directors' Compensation -- DIRECTORS' OPTION PLAN" and "-- Executive Compensation -- 1993 INCENTIVE STOCK OPTION PLAN."


                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(4) The figures shown include shares held in trust pursuant to the ESOP that have been allocated as of December 31, 1997 to individual accounts as follows: Mr. Tsimbinos, 18,524 shares; Mr. Nutt, 18,524 shares; Mr. Kuhn, 18,313 shares; Mr. Henchy, 18,126 shares; Mr. Kramer, 16,530 shares; Mr. DeRusso, 6,912 shares; and all executive officers as a group, 96,929 shares. Such persons have sole voting power but no investment power, except in limited circumstances, as to such shares. The figures shown do not include 1,023,094 shares held in trust pursuant to the ESOP that have not been allocated to any individual's account and as to which the members of the Company's Administrative Committee (consisting of Messrs. Eisen, Galgano, Genovese, Kowatch, Loser, Orr and Voutsinas) may be deemed to share investment power, and as to which each of the participants identified in the table may be deemed to share voting power, thereby causing each such person to be deemed a beneficial owner of such shares. Each of the members of the Administrative Committee and the participants included in the table disclaims beneficial ownership of the unallocated shares in the ESOP. See "Election of Directors -- Executive Compensation -- EMPLOYEE STOCK OWNERSHIP PLAN."

(5) The figures shown include shares held in the Employer Stock Fund of the 401(k) Plan as to which each person identified has shared voting and investment power as follows: Mr. Tsimbinos, 57,650 shares; Mr. Nutt, 28,260 shares; Mr. Kuhn, 25,764 shares; Mr. Henchy, 25,898 shares; Mr. Kramer, 9,828 shares; Mr. DeRusso, 1,568 shares; and all executive officers as a group, 148,968 shares. See "Election of Directors -- Executive Compensation -- 401(K) PLAN."

(6) The figures shown include shares held in the SERP as to which each person identified has sole investment but no voting power as follows:
         Mr. Tsimbinos, 77,543 shares; Mr. Nutt, 12,048 shares; Mr. Kuhn, 8,256 shares; Mr. Henchy, 7,706 shares; Mr. Kramer, 523 shares; Mr. DeRusso, 672 shares; and all executive officers as a group, 106,748 shares. See "Election of Directors -- Retirement Plan and Supplemental Executive Retirement Plan -- SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN."

(7) The figures shown include shares held under the Roosevelt Savings Bank Recognition and Retention Plan for Officers (the "Officers' RRP"), over which each individual has sole voting power but no investment power, as follows: Mr. Kramer, 7,100 shares. See "Election of Directors -- Executive Compensation -- BANK RECOGNITION AND RETENTION PLAN FOR OFFICERS."

(8) The figures shown include shares over which individuals share voting and investment power (other than as disclosed in notes 4, 5, 6 and 7) as follows: Mr. Tsimbinos, 51,300 shares; Mr. Nutt, 10,000 shares; Ms. Clancy, 10,214 shares; Mr. Eisen, 8,757 shares; Mr. Galgano, 16,600 shares; Mr. Loser, 5,832 shares; Mr. Orr, 12,950 shares; Mr. Voutsinas, 3,032 shares; Mr. Kuhn, 33,191 shares; Mr. Henchy, 17,240 shares; Mr. Kramer, 1,394 shares; and all directors and executive officers as a group, 170,510 shares.

(9) Percentages with respect to each person or group of persons have been calculated on the basis of 17,529,621 shares of Common Stock, the number of shares of Common Stock outstanding as of February 28, 1998, plus the number of shares of Common Stock which such person or group of persons has the right to acquire within 60 days after February 28, 1998 by the exercise of stock options.

(10) The figure shown includes 170,510 shares over which the Company's directors and executive officers share voting and investment power (other than as disclosed in notes 4, 5 and 6). The figure shown also includes 7,100 shares allocated to Mr. Kramer and held in trust pursuant to the Officers' RRP, as to which such executive officer has sole voting power but no investment power. The figure shown does not include 11,580 shares of unallocated stock held in trust pursuant to the Officers' RRP, as to which the officers with unvested restricted stock awards have shared voting power but no investment power, thereby causing each such person to be deemed a beneficial owner of such unallocated shares. Each of the directors and executive officers included in the table disclaims beneficial ownership of the unallocated shares under the Officers' RRP. See "Election of Directors -- Executive Compensation -- BANK RECOGNITION AND RETENTION PLAN FOR OFFICERS."

                                  PROPOSAL ONE

                             ELECTION OF DIRECTORS

GENERAL

         The Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors shall be divided into three classes. The directors of each class serve for a term of three years, with one class elected each year. In all cases, directors serve until their successors are elected and qualified. Currently, the Board of Directors of the Company consists of 11 members.

         The terms of three directors expire at the Annual Meeting. Each of the three incumbent directors, A. Gordon Nutt, Michael P. Galgano and John C. Mesloh, has been nominated by the Board of Directors, acting as the Nominating Committee, to be re-elected at the Annual Meeting, each to serve for a three-year term expiring at the 2001 annual meeting and until their successors are otherwise duly elected and qualified. Each nominee has consented to being named in this Proxy Statement and to serve if elected. However, if any nominee should become unable to serve, the proxies received in response to this solicitation that were voted in favor of such nominee will be voted for the election of such other person as shall be designated by the Board of Directors of the Company, unless the Board of Directors shall determine to further reduce the number of directors pursuant to the Bylaws of the Company. In any event, proxies cannot be voted for a greater number of persons than the three nominees named.


INFORMATION AS TO NOMINEES AND CONTINUING DIRECTORS

         The following table sets forth certain information with respect to each nominee for election as a director and each continuing director whose term does not expire at the Annual Meeting. There are no arrangements or understandings between the Company and any director or nominee pursuant to which such person was elected or nominated to be a director of the Company. For information with respect to security ownership of directors, see "General Information -- Stock Ownership of Management."



                                              END OF                                                   DIRECTOR
             NAME                   AGE(1)     TERM           POSITION HELD WITH THE COMPANY           SINCE(2)
NOMINEES FOR A THREE-YEAR
  TERM EXPIRING IN 2001
A. Gordon Nutt                         63       1998     President, Chief Administrative                   1991
                                                            Officer and Director
Michael P. Galgano                     72       1998     Director                                          1986
John C. Mesloh                         63       1998     Director                                          1992

CONTINUING DIRECTORS
John M. Tsimbinos                      60       2000     Chairman of the Board, Chief                      1982
                                                            Executive Officer and Director
Maureen E. Clancy                      65       1999     Director                                          1993
Robert F. Eisen, Sr.                   77       1999     Director                                          1987
Leonard Genovese                       63       1999     Director                                          1992
Edward J. Kowatch                      73       2000     Director                                          1988
Ernest L. Loser                        72       1999     Director                                          1992
James E. Orr, Jr.                      74       2000     Director                                          1978
Spiros J. Voutsinas                    64       2000     Director                                          1992

                                                        (FOOTNOTES ON NEXT PAGE)

(1)  At February 28, 1998.
(2) Includes terms as trustee of the Bank and of predecessor affiliated institutions prior to the incorporation of the Company on February 12, 1993.


         The principal occupation and business experience of each nominee for election as director and each continuing director are set forth below.


NOMINEES FOR ELECTION AS DIRECTORS

         A. GORDON NUTT, President and Chief Administrative Officer of the Company, has been a Director of Roosevelt Savings Bank (the "Bank") since May 21, 1991, and was elected President and Chief Administrative Officer of the Bank on December 15, 1992. In 1983, Mr. Nutt joined the Bank as a Senior Vice President and Chief Administrative Officer. Mr. Nutt has over 35 years experience in the banking industry and has held a variety of senior level management positions. He has a B.A. from Brooklyn College and has completed the Graduate School of Savings Banking program at Brown University.

         MICHAEL P. GALGANO has been a Director of the Bank since February 18, 1986. Mr. Galgano was a principal with Dorman & Wilson, Inc., a mortgage banking firm, and retired as a Senior Vice President and regional manager of the Long Island office after having been employed at such company for over 24 years. He currently has his own real estate financial consulting practice. He is an MAI designated member of the Appraisal Institute and has the designation of CRE in the American Society of Real Estate Counselors. Mr. Galgano is a past Chairman of the Real Estate Practitioners' Institute at Long Island University and also served as mayor of the Incorporated Village of Brookville, New York for over 15 years.

         JOHN C. MESLOH has been a Director of the Bank since July 21, 1992. Mr. Mesloh currently serves as Chairperson of the Planning Committee of the Bank. He retired as a Vice President from the New York City office of Pfizer, Inc., a pharmaceutical manufacturer, after 23 years of service. Mr. Mesloh is a certified public accountant and is a member of the Financial Executives Institute. He is a past President of the board of the Lutheran Church of Resurrection, Garden City. He is currently President of T&C Restorations, Inc. in Mineola, a board member of Wartburg Lutheran Services, Treasurer and a board member of the Atlantic District of the Lutheran Church, Missouri Synod and liaison between the Lutheran Church, Missouri Synod (the parent body located in St. Louis) and the Nehemiah project in Brooklyn, a community housing project.


         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS
               VOTE "FOR" THE NOMINEES FOR ELECTION AS DIRECTORS.


CONTINUING DIRECTORS

         JOHN M. TSIMBINOS, Chairman of the Board and Chief Executive Officer of the Company, has been a Director of the Bank since July 20, 1982, having commenced his employment with the Bank on February 24, 1982. On April 1, 1983, he became President and Chief Executive Officer, serving in such capacity until December 15, 1992, when he was elected Chairman of the Board and Chief Executive Officer of the Bank. Mr. Tsimbinos has over 35 years of experience in the banking industry. He serves on various committees of the Community Bankers Association of New York State. Mr. Tsimbinos is a director of Institutional Investors Capital Appreciation Fund, Inc., which is a registered investment company under the Investment Company Act of 1940, as amended. He also serves on the boards of various other business, professional, community and philanthropic organizations, such as Golden Eagle Sales Corp., a wholly owned subsidiary of Columbian Mutual Life Insurance Company, and the Advisory Board of the Neighborhood Housing Services of New York City, Inc. Mr. Tsimbinos is a former director and Vice Chairman of the Federal Home Loan Bank of New York and a former Chairman of its Executive Committee. Mr. Tsimbinos was an adjunct professor at Queens College and taught evening and Saturday courses in money and banking, corporate finance and economics from 1964 to 1972. He has a B.A. from The City College of New York, and an M.B.A. in Finance and Investments from the Baruch School of Business and Public Administration. He has also completed the Graduate School of Savings Banking program at Brown University and the Program for Management Development at the Harvard Business School.

         MAUREEN E. CLANCY has been a Director of the Bank since May 18, 1993. She has been a licensed insurance broker since 1959. Ms. Clancy is the Secretary-Treasurer of Clancy & Clancy Brokerage Ltd., an insurance agency established in 1956. Ms. Clancy served as Trustee of the Village of Garden City from 1986 to 1990 and was deputy mayor from 1989 to 1990. She is a past President of the Mineola-Garden City Rotary Club and served as President of the Garden City Chamber of Commerce for the 1995-1997 term.

         ROBERT F. EISEN, SR. has been a Director of the Bank since June 16, 1987. He serves as Chairperson of the Audit Committee of the Bank and the Company. Mr. Eisen retired as President of Greenwood Mills, Inc., a textile manufacturer and was a registered lobbyist representing the textile industry in Washington, D.C. Mr. Eisen served as a trustee for a major savings institution and also as a director of Londontown Manufacturing Company before joining the Board of Roosevelt Savings Bank. He holds an Honorary Doctorate Degree in Commercial Science from St. John's University.

         LEONARD GENOVESE has been a Director of the Bank since June 16, 1992. He is currently Chairman, President and Chief Executive Officer of Genovese Drug Stores, Inc. He is a board member of St. Christopher-Ottilie Services for Children and Families, the National Association of Chain Drug Stores, Kellwood Company, AID Auto Stores, The Stephan Company and the National Center for Disability Services.

         EDWARD J. KOWATCH has been a Director of the Bank since February 16, 1988. Mr. Kowatch currently serves as Chairperson of the Loan and Investment Committee of the Bank. Mr. Kowatch retired as Chief Executive Officer of the Retirement System for Savings Institutions. He is presently a director of and consultant for Retirement System Group, Inc., which provides retirement and investment related services. Mr. Kowatch is a former director of Ban Ser Corp., which provides insurance products and services.

         ERNEST L. LOSER has been a Director of the Bank since March 17, 1992. Mr. Loser serves as Chairperson of the Human Resources Committee and the Compensation Committee of the Bank and the Company. He retired as a Senior Vice President in charge of the Institutional Trust Group for The Chase Manhattan Bank, N.A., where he had been employed for 35 years.

         JAMES E. ORR, JR. has been a Director of the Bank since June 14, 1978. Mr. Orr currently serves as Chairperson of the Executive Committee of the Bank. He is the retired Chairman and Chief Executive Officer of Busby Metals, Inc. of Hauppauge, New York, a distributor of metal products. He continues as a director and consultant to Busby Metals. He is a former Trustee of the Copper and Brass Servicenter Association, and a former Chairman of Zoning Appeals of the Incorporated Village of Garden City, New York.

         SPIROS J. VOUTSINAS has been a Director of the Bank since February 18, 1992. He is currently President of Omega Capital, Inc., a real estate development and syndication firm, and a general partner of Omega Partners LP, a money management firm specializing in bank stocks. He is a member of the board of the Hellenic American Chamber of Commerce. Mr. Voutsinas retired in 1988 as an executive vice president and director of a major New York savings institution with over 28 years of experience in the banking industry.

BOARD AND COMMITTEE MEETINGS

         The Company's Board of Directors met five times during 1997. The Board of Directors has appointed the Administrative Committee, Audit Committee and Compensation Committee as standing committees. The Board of Directors serves as the Nominating Committee. Additional committees may be authorized by the Board of Directors. During 1997, all directors of the Bank and the Company attended at least 75% of the total meetings held during the period of their service on the Board of Directors of each of the Bank and the Company and committees thereof. The principal responsibilities of the standing committees of the Company and the number of meetings held during 1997 appear below.

         ADMINISTRATIVE COMMITTEE. The Administrative Committee is responsible for administering the T R Financial Corp. 1993 Incentive Stock Option Plan (the "Option Plan"), including determining grants of options under the Option Plan, for administering certain parts of the ESOP and for administering the Roosevelt Savings Bank Recognition and Retention Plan for Officers (the "Officers' RRP"). The Administrative Committee met three times during 1997. Messrs. Eisen, Galgano, Genovese, Kowatch, Loser, Orr and Voutsinas currently comprise the Administrative Committee.

         AUDIT COMMITTEE. The Audit Committee is charged with the responsibility of annually examining the records and affairs of the Company to assess its financial condition and presenting a report of examination to the Board of Directors. The Audit Committee also conducts other examinations directed by the Board of Directors. The Audit Committee met four times during 1997. Messrs. Eisen, Genovese, Loser, Mesloh, Orr and Voutsinas and Ms. Clancy currently comprise the Audit Committee.

         COMPENSATION COMMITTEE. The Compensation Committee annually reviews and makes recommendations to the Board of Directors regarding the compensation of the Company's senior officers, including the Chairman of the Board and Chief Executive Officer. The Compensation Committee met two times during 1997. Messrs. Eisen, Galgano, Genovese, Kowatch, Loser, Orr and Voutsinas currently comprise the Compensation Committee.

         NOMINATING COMMITTEE. The Board of Directors, acting as the Nominating Committee, met in January 1998 to select the nominees for election as directors at the Annual Meeting. In accordance with the Bylaws of the Company, no nominations for election as directors, except those made by the Board of Directors acting as the Nominating Committee, shall be voted upon at the Annual Meeting unless properly made by a stockholder in accordance with the procedures set forth below under "Additional Information -- Stockholder's Notice of Business to be Conducted at the Annual Meeting." No nominations for directors were received from stockholders for the elections to be held at the Annual Meeting.


DIRECTORS' COMPENSATION

         RETAINER AND FEES. In 1997, Directors of the Bank who were not employees of the Bank or the Company received a retainer at an annualized rate of $20,000 and a fee of $750 for each Board of Directors meeting of the Bank attended and $350 for each committee meeting of the Bank attended (other than the Administrative Committee and the Compensation Committee). Directors of the Company who were not employees of the Company or the Bank received a retainer at an annualized rate of $5,000 and a fee of $500 for each Board of Directors meeting of the Company attended. Directors of the Company do not receive a fee for attending committee meetings of the Company.

         DIRECTORS' OPTION PLAN. Directors are eligible to receive options to purchase shares of Common Stock pursuant to the T R Financial Corp. 1993 Stock Option Plan for Outside Directors (the "Directors' Option Plan"). The Directors' Option Plan authorizes the grant of stock options to purchase Company Common Stock equal to 808,448 shares (as adjusted to reflect the Stock Split). Under the Directors' Option Plan, at the time of the Bank's conversion to stock form and the Company's initial public offering in 1993, each non-officer director who served on the Board of the Bank was granted a fixed number of options. The exercise price of such options was $4.50 per share (as adjusted to reflect the Stock Split), and the options became exercisable on June 29, 1994 (one year following the date of the grant). All options granted under the Directors' Option Plan expire on the tenth anniversary of the date of grant, or, if earlier, one year following termination of service for any reason other than removal for cause.

         In January 1997, the Directors' Option Plan was amended and restated to provide for annual grants to each outside director of non-statutory stock options ("Non-statutory Options") to purchase 2,400 shares of Common Stock (as adjusted to reflect the Stock Split), or such lesser number of shares as remain under the Directors' Option Plan, with such annual grants to be made as of the day following each annual meeting of stockholders of the Company, beginning in April 1997. The exercise price of such options is equal to the fair market value of the shares of Common Stock on the date of the grant, and such options vest at a rate of 33 % per year after the date of the grant, with full vesting in the event of death, disability, change in control or retirement, as defined in such plan.


COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         THE FOLLOWING REPORT OF THE COMPANY'S COMPENSATION COMMITTEE IS PROVIDED IN ACCORDANCE WITH THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). PURSUANT TO SUCH RULES AND REGULATIONS, THIS REPORT SHALL NOT BE DEEMED "SOLICITING MATERIAL" FILED WITH THE SEC SUBJECT TO REGULATION 14A OR 14C OF THE SEC OR SUBJECT TO SECTION 18 OF THE EXCHANGE ACT.

         The Human Resources Committee of the Bank (the "Human Resources Committee") is responsible for establishing the policies that govern employee compensation and stock ownership programs. The Compensation Committee of the Company (the "Compensation Committee") is comprised of the Human Resources Committee members who are not officers of the Bank or the Company. The Compensation Committee annually reviews and makes recommendations to the Board of Directors regarding the compensation of the Company's executive officers, including the compensation of Mr. Tsimbinos, the Chairman of the Board and Chief Executive Officer ("CEO") of the Company. Messrs. Tsimbinos, Nutt, Kuhn, Henchy, Kramer and DeRusso are the executive officers of both the Bank and the Company. They receive no additional compensation for their service with the Company.

         The overall compensation structure of the Company is aimed at establishing a total compensation package that rewards both strong individual performance and Company performance and is competitive with compensation levels at comparable banking institutions. In connection with the conversion of the Bank from mutual to stock form and the initial public offering of the Company in 1993, the Bank, as part of its ongoing management of executive compensation, utilized the services of its outside compensation consulting firm to advise the Compensation Committee with respect to the Company's compensation programs for executive officers adopted at the time of the conversion. As part of the Compensation Committee's review of the Company's compensation programs in 1996, the Bank utilized the services of the same compensation consulting firm. Their 1996 report and recommendations were taken into consideration by the Compensation Committee in the development and implementation of the overall compensation program for 1997 and will also be considered in the future.

         In 1997, as a continuation of that process, senior management, in conjunction with the Bank's outside counsel, prepared a detailed report comparing the performance of the Bank to that of a peer group of twelve other New York based public banking institutions each having total assets in excess of $1 billion. The peer group and the methodology utilized in the preparation of the report paralleled that used by the Bank's outside compensation consulting firm in 1996. The relative performance was measured using key financial performance factors for the years 1994, 1995, 1996 and the first six months of 1997. The peer group selected is different than the companies included in the Nasdaq Composite Index and Nasdaq Bank Composite Index used in the Performance Graph on page 14 of this Proxy Statement since these two indices reflect the stock performance of a significantly broader group of companies and financial institutions, in terms of the number and geographic location of such financial institutions.

         Based upon its review of the facts, the Compensation Committee concluded that, in order to give the Company's executive officers incentives to keep performing at their current and higher levels, the Company's compensation programs should continue to be aligned with the level of performance achieved by the Bank relative to the peer group. In addition, the Compensation Committee concluded that the compensation programs should take into account the officer's individual responsibility and performance as well. The Compensation Committee believes that an executive's total pay level should continue to be considered when making individual changes to annual salary, annual incentive compensation or long-term incentive compensation.

         INCENTIVE COMPENSATION. The Compensation Committee believes that incentive compensation should be an integral component of the Company's total compensation package. In this regard, the Bank maintains a performance compensation program (the "Performance Compensation Program") which provides for cash payments based upon the annual performance of the Bank in comparison to a pre-established target goal and, in the case of certain executive officers, the individual performance of the executive officer. In order to assure that incentive awards to Messrs. Tsimbinos, Nutt, Kuhn and Henchy are tax deductible by the Company as "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Bank adopted, effective January 23, 1997, the Performance Compensation Plan, which was approved by the Company's stockholders on April 21, 1997. The Performance Compensation Plan is a written plan that is substantively equivalent to the existing Performance Compensation Program, except for certain limitations, requirements and provisions required under Section 162(m) of the Code in order to assure that the Company may take tax deductions for the payments made under the Performance Compensation Plan.

         STOCK OWNERSHIP PROGRAMS. The Compensation Committee believes that providing executive officers with significant stock ownership and stock options aligns the interests of executive officers with the interests of stockholders. In this regard, the Company adopted the ESOP and the Option Plan and the Bank adopted the Officers' RRP at the time of the Company's initial public offering in 1993. The Option Plan and the Officers' RRP were ratified by the Company's stockholders on December 13, 1993.

         In June 1993, the Company granted stock options under the Option Plan at an exercise price equal to the actual purchase price of the shares issued in the initial public offering. These grants were awarded to provide an incentive for future performance by giving full and part-time employees, including the executive officers, equity interests in the Company. The size of the grants to executive officers were based in part on the practices of other similar institutions and in part on the performance and position of the executive officer in the organization.

         In January 1997, the Company amended the Option Plan, which was approved by the Company's stockholders on April 21, 1997, to increase the number of shares of Common Stock available for option awards and to assure that Non-statutory Options awarded pursuant to the Option Plan are tax deductible by the Company as "performance-based" compensation under Section 162(m) of the Code. Consistent with the recommendation of the Bank's compensation consultant, the Administrative Committee which administers the Option Plan granted stock options to certain officers of the Bank in January 1997 and April 1997, and, pursuant to the Option Plan, indicated that annual grants of stock options would be considered in the future. Accordingly, the Administrative Committee granted stock options to certain officers of the Bank in January 1998. In each case, the exercise price of the stock option is equal to the fair market value of the stock on the day the stock option was granted.

         The Officers' RRP is designed to encourage executive officers to remain with the Company. In June 1993, the Company made awards under the Officers' RRP to certain officers, including Messrs. Tsimbinos, Nutt, Kuhn, Henchy and Kramer. Since these awards, no further shares under the Officers' RRP have been awarded to the Company's executive officers.

         CHIEF EXECUTIVE OFFICER. The Compensation Committee reviewed the performance of Mr. Tsimbinos as CEO of the Bank and the Company over the past year. The Compensation Committee concluded that his performance was outstanding, in terms of the development and achievement of the Bank's and the Company's overall strategic goals and objectives as set forth in the Bank's strategic operating plan, the record level of profits attained for 1997, the building of a solid and talented management team and the management of the Bank's growth since the successful conversion of the Bank and the initial public offering of the Company. Mr. Tsimbinos also actively participated in a variety of outside organizations and causes, including various community organizations, which served to benefit the Company and the banking industry.

         Based upon the report presented to the Compensation Committee and the outstanding financial performance of the Bank and the Company during 1997, the Compensation Committee recommended, and the Board of Directors approved, a 10% incentive award for Mr. Tsimbinos for 1997. This award is in addition to the targeted performance award of the Performance Compensation Plan of 50% for Mr. Tsimbinos for 1997. As previously noted, the Performance Compensation Plan does not differ substantively from the previously described Performance Compensation Program, except for certain limitations, requirements and provisions required under Section 162(m) of the Code. The Compensation Committee also recommended, and the Board of Directors approved, an increase in Mr. Tsimbinos's annual salary from $600,000 to $675,000 for 1998. These actions were consistent with the data contained in the report presented to the Compensation Committee regarding the mix of incentive compensation to annual salary and result in a compensation level appropriate to industry standards.

      Ernest L. Loser, Chairperson                Leonard Genovese
      Edward J. Kowatch, Vice Chairperson         James E. Orr, Jr.
      Robert F. Eisen, Sr.                        Spiros J. Voutsinas
      Michael P. Galgano


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         One of the responsibilities of the Compensation Committee of the Board of Directors of the Company is to determine the level of compensation for executive officers of the Bank. The members of the Human Resources Committee who are not officers of the Bank or the Company acted as the Compensation Committee for 1997 and consisted of Messrs. Eisen, Galgano, Genovese, Kowatch, Loser, Orr and Voutsinas. There are no interlocks, as defined under the rules and regulations of the SEC, between members of the Compensation Committee or executive officers of the Company and corporations with respect to which such persons are affiliated, or otherwise.

                                PERFORMANCE GRAPH

         Pursuant to the rules and regulations of the SEC, the graph below compares the performance of the Company's Common Stock with that of the Nasdaq Composite Index (U.S. Companies) and the Nasdaq Bank Composite Index (banks and bank holding companies, over 99% of which are based in the United States) from June 29, 1993, the date of the Company's initial public offering, through December 31, 1997. The graph is based on an investment of $100 in the Company's Common Stock at its closing price on June 29, 1993 and assumes the reinvestment of all dividends paid in additional shares of the same class of equity securities as those below.




[GRAPHIC OMITTED]





                                   Period Ending
                             -----------------------------------------------------------------------------
Index                        6/29/93      12/31/93      12/31/94      12/31/95      12/31/96      12/31/97
----------------------------------------------------------------------------------------------------------
T R Financial Corp.           $100.00      $130.38       $133.43      $264.19        $376.99       $723.11
Nasdaq - Total US              100.00       111.00        108.50       153.45         188.74        231.61
Nasdaq - Banks                 100.00       107.25        106.86       159.14         210.10        354.95



Note: There can be no assurance that the performance of the Company's Common
      Stock will continue into the future with the same or similar trends depicted in the graph above.

EXECUTIVE COMPENSATION

         The following Summary Compensation Table includes individual compensation information on the CEO and the next five most highly paid executive officers whose base salary and bonus exceeded $100,000 in 1997 (the "Named Executive Officers") for services rendered in all capacities to the Bank and the Company during the years ended December 31, 1997, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL                       LONG TERM
                                                     COMPENSATION(1)           COMPENSATION AWARDS(2)
                                                     ---------------           ----------------------
                                                                            RESTRICTED                  ALL OTHER
                                                                               STOCK                     COMPEN-
                                                 SALARY(3)    BONUS(4)       AWARDS(5)    OPTIONS(6)    SATION(7)
NAME AND PRINCIPAL POSITION              YEAR       ($)          ($)            ($)           (#)          ($)
---------------------------              ----       ---          ---            ---           ---          ---
John M. Tsimbinos                        1997     600,000      424,800          --         70,000          621,322
Chairman of the Board and                1996     570,000      319,200          --            --           354,529
   Chief Executive Officer               1995     570,000      323,190          --            --           278,526


A. Gordon Nutt                           1997     260,000      138,060          --         31,000          261,398
President and Chief                      1996     230,000      103,040          --            --           134,112
   Administrative Officer                1995     215,000       94,815          --            --           102,916


William R. Kuhn                          1997     205,000       72,570          --         14,000          199,333
Executive Vice President and             1996     200,000       67,200          --            --           109,111
   Chief Real Estate Lending Officer     1995     195,000       61,425          --            --            90,459


Dennis E. Henchy                         1997     200,000       70,800          --         14,000          194,162
Executive Vice President                 1996     192,500       64,680          --            --           104,829
   and Chief Financial Officer           1995     185,000       58,275          --            --            85,926


Ira H. Kramer                            1997     155,000       45,725          --         10,000          139,845
Senior Vice President                    1996     140,000       31,360          --            --            72,771
   and Corporate Secretary               1995     125,000       31,500          --            --            55,796


John J. DeRusso (8)                      1997     150,000       44,250          --         20,000          137,068
Senior Vice President                    1996     145,000       32,480          --            --            76,132
                                         1995     140,000       35,280          --            --               --

------------------
(1) For 1995, 1996 and 1997, there were no (a) perquisites over the lesser of $50,000 or 10% of the individual's total salary and bonus for the year; (b) payments of above-market or preferential earnings on deferred compensation;
     (c) payments of earnings with respect to long-term incentive plans prior to settlement; (d) tax payment reimbursements; or (e) preferential discounts on stock.

(2) For 1995, 1996 and 1997, there were no payouts or awards under any long-term incentive plan because the Bank and the Company did not maintain any long-term incentive plans.

(3) Salary includes the amount of each individual's contributions to the 401(k) Plan.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(4) Bonus consists of payments under the Bank's Performance Compensation Program and reflects amounts earned for each year, although such bonus is paid in the subsequent year. For a description of this plan, see "-- PERFORMANCE COMPENSATION PROGRAM." Beginning in 1997, bonuses to the four most highly compensated executive officers are awarded under the Bank's Performance Compensation Plan. For a description of this plan, see "-- PERFORMANCE COMPENSATION PLAN."

(5) Upon the Company's initial public offering in 1993, Messrs. Tsimbinos, Nutt, Kuhn, Henchy and Kramer were awarded 218,500, 56,810, 56,810, 56,810 and 35,476 shares of Common Stock (as adjusted to reflect the Stock Split), respectively, under the Officers' RRP. The awards to Messrs. Tsimbinos, Nutt, Kuhn and Henchy vested at a rate of 33 % per year commencing on June 29, 1994. The award to Mr. Kramer vests at a rate of 20% per year commencing on June 29, 1994. As of December 31, 1997, the awards to Messrs. Tsimbinos, Nutt, Kuhn and Henchy had fully vested, and the number of shares held under the Officers' RRP for Mr. Kramer was 7,100 (as adjusted to reflect the Stock Split). The value of these shares at December 31, 1997 was $236,075. This 1997 dollar amount is based upon $33.25 per share, the closing price of the Common Stock as reported on the Nasdaq Stock Market on December 31, 1997. Dividends are paid on shares awarded pursuant to the Officers' RRP to the same extent as paid on the Company's outstanding shares of Common Stock.

(6) Options were granted pursuant to the Option Plan in 1997 and vest at a rate of 33 % per year commencing on January 23, 1998. No options were earned or granted pursuant to the Option Plan in 1995 or 1996. For a discussion of the terms of the grants and vesting of options, see "-- 1993 INCENTIVE STOCK OPTION PLAN" and the corresponding table.

(7) Includes the value of allocations under the Company's ESOP, which for 1997 totalled $117,240 for each of Messrs. Tsimbinos, Nutt, Kuhn, Henchy, Kramer and DeRusso. Also includes the Bank's matching contributions to the 401(k) Plan, a cash or deferred plan designed to be qualified under Sections 401(a) and 401(k) of the Code, which for 1997, totalled $4,750 for each of Messrs. Tsimbinos, Nutt, Kuhn and Henchy, $4,650 for Mr. Kramer and $4,500 for Mr. DeRusso. Also includes the Bank's contributions to the trust established for the SERP (excluding amounts contributed with respect to supplemental retirement benefits thereunder) with respect to supplemental 401(k) plan benefits and supplemental ESOP benefits, which for 1997 totalled $499,332 for Mr. Tsimbinos, $139,408 for Mr. Nutt, $77,343 for Mr. Kuhn, $72,172 for Mr. Henchy, $17,955 for Mr. Kramer and $15,328 for Mr. DeRusso. The 1997 dollar amounts are based on $33.25 per share, the closing price of the Common Stock as reported on the Nasdaq Stock Market on December 31, 1997. See "-- 401(K) PLAN," "-- EMPLOYEE STOCK OWNERSHIP PLAN" and "Retirement Plan and Supplemental Executive Retirement Plan -- SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN."

(8) Mr. DeRusso commenced employment with the Bank in November 1994 and, therefore, did not receive any awards, grants or allocations pursuant to the Officers' RRP, the Option Plan, the ESOP and the 401(k) Plan for 1995.


         EMPLOYMENT AGREEMENTS. The Bank and the Company have entered into employment agreements with Messrs. Tsimbinos, Nutt, Kuhn, Henchy, Kramer and DeRusso. The employment agreements are intended to ensure that the Bank and the Company will be able to continue to maintain a stable and competent management base. The continued success of the Bank and the Company depends to a significant degree on the skills and competence of these executive officers.

         The Bank's employment agreements, as amended, and the Company's employment agreements, as amended (collectively, the "Employment Agreements"), are substantially similar. The Employment Agreements provide for initial three-year terms with respect to Messrs. Tsimbinos and Nutt, two-year terms with respect to Messrs. Kuhn, Henchy and Kramer and a one-year term with respect to Mr. DeRusso (each an "Executive"). Each contract provides fordaily extensions such that the term of the contract will always be three years for Messrs. Tsimbinos and Nutt, two years for Messrs. Kuhn, Henchy and Kramer and one year for Mr. DeRusso unless written notice of termination of such extensions is provided by either party, but in no event may the term of the agreement extend beyond the last day of the month in which the Executive attains the age of 65, or, for Messrs. Tsimbinos and Nutt, the age of 68. The Employment Agreements provide for a base salary which is reviewed at least annually. The Employment Agreements do not preclude termination of the Executive's employment by the Bank or the Company for "cause" at any time. In the event the Bank or the Company chooses to terminate the Executive's employment for reasons other than for cause, retirement, disability or death or, unless consented to by the Executive, in the event of the Executive's resignation from the Bank or the Company upon
(i) failure to re-elect the Executive to his current office or offices (or a more senior office) or, if currently a member of the Board of

Directors, to renominate the Executive for election to the Board of Directors,
(ii) a material adverse change in the Executive's functions, duties or responsibilities, or relocation of his principal place of employment, or (iii) liquidation or dissolution of the Bank or the Company, the Executive, or in the event of death, his beneficiaries, would be entitled to receive payments and benefits under the Employment Agreement. Such payments and benefits would generally include a lump sum payment equal to (a) his earned but unpaid salary as of the date of termination, (b) the present value of the amount the Executive would have earned in salary had he continued working through the unexpired term of the Employment Agreement and (c) the present value of the additional benefits to which he would have been entitled under all of the Bank's or the Company's employee benefit plans had he continued working through the unexpired term of the Employment Agreement at the rate of salary in effect on his date of termination, including, in the case of Messrs. Tsimbinos and Nutt, an additional two years of service credit under the supplemental retirement benefit portion of the Supplemental Executive Retirement Plan of Roosevelt Savings Bank (the "SERP"). Each Executive would also be entitled to continued group insurance coverage through the unexpired term of the Employment Agreement at the same level as of his date of termination, except that for Messrs. Tsimbinos and Nutt, the insurance coverage would continue for their lifetimes. Each Executive would also be entitled to the payments that would have been paid under any incentive plan as if he had continued working through the unexpired term of the Employment Agreement and had earned an incentive award in each calendar year that ends during the unexpired term of the Employment Agreement in an amount equal to the product of the average rate for the four highest compensated officers of the Company and the salary that would have been paid during such calendar year.

         If termination of employment, whether voluntary or involuntary, follows a change in control of the Bank or the Company, the Executive or, in the event of death, his beneficiaries, would be entitled to the severance pay as described above, except that the unexpired term of the Employment Agreement would be five years from the date of the change in control for Messrs. Tsimbinos and Nutt, three years from the date of the change in control for Messrs. Kuhn, Henchy and Kramer, and one year from the date of the change in control for Mr. DeRusso, and that the payments under any incentive plan would be based on the maximum attainable rate under such plan. The payments made to an Executive upon or following a change in control of the Bank or the Company may result in an "excess parachute payment" as defined under Section 280G of the Code, which may result in the imposition of a 20% federal excise tax on the Executive and a denial of the deduction for such excess amounts to the Bank and the Company or to an acquiror of the Bank or the Company. Under the Employment Agreements, the Company would indemnify the Executive for any such excise tax and for any additional income, excise and employment taxes imposed as a result of such indemnification. A "change in control" is generally defined to mean, during the term of the Employment Agreement, an event that would be reported in response to
Item 1(a) of the Current Report on Form 8-K, or the acquisition of Company or Bank stock that would require Federal Reserve Board approval under the Bank Holding Company Act of 1956, as amended, or approval under the Change in Bank Control Act, as amended, or the acquisition by a person or group of persons of 20% or more of the Bank's or the Company's Common Stock or a tender offer, exchange offer, merger or other form of business combination, sale of assets, or contested election of directors which results in a change of a majority of the Board of Directors. Payments to the Executives under the Bank's Employment Agreements are guaranteed by the Company in the event that payments or benefits are not paid by the Bank.

         1993 INCENTIVE STOCK OPTION PLAN. The Option Plan was initially adopted on June 29, 1993 and ratified by the stockholders of the Company on December 13, 1993. The Board of Directors of the Company amended the Option Plan in January 1997 to increase the number of shares of Common Stock available for option awards, to assure that Non-statutory Options awarded pursuant to the Option Plan are tax deductible by the Company as "performance-based" compensation under
Section 162(m) of the Code and to include certain other changes. The Company's stockholders approved the amended and restated Option Plan on April 21, 1997.

         All officers and employees of the Company and its affiliates are eligible to participate in the Option Plan. The Option Plan authorizes the grant of stock options to purchase Company Common Stock (and Limited Rights as defined below) equal to 2,576,550 shares (as adjusted to reflect the Stock Split). The options may either be (i) options intended to qualify as incentive stock options under Section 422 of the Code ("incentive stock options") or (ii) options that do not so qualify (Non-statutory Options). Such options may have related stock appreciation rights ("SARs") which are exercisable only upon a change in control of the Bank or the Company (the "Limited Rights"). The exercise price at the time of the grant will be at least 100% of the fair market value of the underlying Common Stock and may be paid either in cash or Common Stock. The Administrative Committees of the Bank and the Company determine the term during which an option may be exercised, but in no event will this be more than ten years from the date of the grant of the option; provided, however, that all options will be 100% exercisable in the event the optionee terminates his employment due to death, disability or retirement or in the event of a change in control of the Bank or the Company.

         No incentive stock options granted in connection with the Option Plan will be exercisable more than three months after the date on which the optionee ceases to perform services for the Bank or the Company, except that in the event of death, disability, retirement or a change in control of the Bank or the Company, incentive stock options may be exercisable for up to one year thereafter or such longer period as determined by the Administrative Committee; provided, that incentive stock options may not be exercised more than ten years from the date of grant; and provided further, that if an optionee ceases to perform services for the Bank or the Company due to retirement or following a change in control of the Bank or the Company, any incentive stock options exercised more than three months following the date the optionee ceases to perform services shall be treated as a Non-statutory Option as described above. Non-statutory Options may be exercised up to one year following cessation of employment. A change in control is defined in the Option Plan generally to occur upon: an event that would be reported in response to Item 1(a) of the Current Report on Form 8-K; the acquisition of Company or Bank stock that would require the approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, or the approval of the Federal Deposit Insurance Corporation under the Change in Bank Control Act, as amended; the acquisition by a person or group of persons of 20% or more of the Bank's or the Company's stock; or a tender offer or exchange offer, merger or other form of business combination, sale of assets or contested election of directors which results in a change in control of a majority of the Board of Directors.

         Upon exercise of Limited Rights in the event of a change in control of the Bank or the Company, the optionee will be entitled to receive a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Common Stock, subject to the terms of the option on the date of exercise of the right and in lieu of purchasing the Common Stock underlying the option. In the event of death, disability or retirement, the Company, if requested by the employee or his representative, may elect, in exchange for the option, to pay the employee, or beneficiary in the event of death, the amount by which the fair market value of the Common Stock exceeds the exercise price of the option on the date of the employee's termination of employment.

         The following table summarizes the grants of stock options that were made to the CEO and the Named Executive Officers during 1997.

                                              OPTION/SAR GRANTS IN 1997


                                                  INDIVIDUAL GRANTS
                          ---------------------------------------------------------------------

                                                                                                       POTENTIAL REALIZABLE
                                                PERCENT OF                                               VALUE AT ASSUMED
                                                   TOTAL                                                ANNUAL RATE OF STOCK
                              NUMBER OF          OPTIONS/                                             PRICE APPRECIATION FOR
                              SECURITIES           SARS                                                     OPTION TERM
                              UNDERLYING        GRANTED TO                                            ----------------------
                             OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR
                               GRANTED          FISCAL YEAR       BASE PRICE       EXPIRATION         5%                10%
          NAME                  (#)(1)              (%)          ($ PER SHARE)        DATE            ($)               ($)
          ----               ------------      ------------      -------------     ----------       -------          ---------

John M. Tsimbinos               70,000             29.1             16.875          01/23/07        742,910          1,882,580
A. Gordon Nutt                  31,000             12.9             16.875          01/23/07        329,003            833,714
William R. Kuhn                 14,000              5.8             16.875          01/23/07        148,582            376,516
Dennis E. Henchy                14,000              5.8             16.875          01/23/07        148,582            376,516
Ira H. Kramer                   10,000              4.2             16.875          01/23/07        106,130            268,940
John J. DeRusso                 20,000              8.3             16.875          01/23/07        212,260            537,880


---------------------------


(1) All Options granted vest at a rate of 331/3% per year beginning on the first anniversary of the grant date and generally remain exercisable until the tenth anniversary of the grant date, subject to earlier expiration upon termination of employment. In the case of termination due to death, disability, retirement or a change in control of the Company, all Options granted become immediately exercisable.


         The following table provides information on the number of shares of Common Stock acquired during 1997 through the exercise of options or SARs, or represented by unexercised options or SARs held by the CEO and the Named Executive Officers as of December 31, 1997.




                                  AGGREGATED OPTION/SAR EXERCISES DURING 1997
                                      AND 1997 YEAR-END OPTION/SAR VALUES
                                  -------------------------------------------

                              SHARES          VALUE                     NUMBER OF
                             ACQUIRED       REALIZED              SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                ON             ON                UNEXERCISED OPTIONS/SARS         IN-THE-MONEY OPTIONS/SARS
                             EXERCISE       EXERCISE                 AT YEAR-END 1997                 AT YEAR-END 1997
         NAME                   (#)            ($)                          (#)                              ($)
         ----                   ---            ---             EXERCISABLE      UNEXERCISABLE   EXERCISABLE(1)  UNEXERCISABLE(2)
                                                               -----------      -------------   --------------  ----------------
John M. Tsimbinos               --             --                524,028             70,000      15,065,805      1,146,250
A. Gordon Nutt                  --             --                131,100             31,000       3,769,125        507,625
William R. Kuhn                 --             --                131,100             14,000       3,769,125        229,250
Dennis E. Henchy                --             --                131,100             14,000       3,769,125        229,250
Ira H. Kramer                   --             --                 59,130             10,000       1,699,988        163,750
John J. DeRusso                 --             --                      0             20,000               0        327,500


---------------------------


(1) Based upon the difference between $33.25, the closing price of the Common Stock as reported on the Nasdaq Stock Market on December 31, 1997, and the $4.50 exercise price of the options.

(2) Based upon the difference between $33.25, the closing price of the Common Stock as reported on the Nasdaq Stock Market on December 31, 1997, and the $16.875 exercise price of the options.

         PERFORMANCE COMPENSATION PROGRAM. The Bank maintains the Performance Compensation Program, which is a discretionary program covering all employees of the Bank, except for certain executive officers covered by the Performance Compensation Plan discussed below. The Performance Compensation Program provides generally for cash awards to individual employees based upon the annual performance of the Bank in comparison to its pre-established goal and the individual performance of such employees. Prior to the Board's adoption of the Performance Compensation Plan in January 1997, Messrs. Tsimbinos, Nutt, Kuhn and Henchy were also covered under the Performance Compensation Program. Any awards such officers received under the Performance Compensation Program were based entirely on the Bank's achievement of its annual performance goal.

         PERFORMANCE COMPENSATION PLAN. The Board of Directors of the Bank adopted the Performance Compensation Plan, effective in January 1997, in order to assure that the incentive payment awards to Messrs. Tsimbinos, Nutt, Kuhn and Henchy are tax deductible by the Company as "performance-based" compensation under Section 162(m) of the Code. The Performance Compensation Plan is a written plan that is substantively equivalent to the Performance Compensation Program, except for certain limitations and provisions required under Section 162(m) of the Code.

         BANK RECOGNITION AND RETENTION PLAN FOR OFFICERS. Executive officers of the Bank are eligible to receive awards of shares of Common Stock pursuant to the Officers' RRP. The awards are granted at the discretion of the Administrative Committee. Awards to officers become vested over a period of years as determined under the Officers' RRP. Awards become 100% vested upon termination of employment due to death, disability or retirement of the officer, or following a change in control of the Bank or the Company. In the event that, before reaching retirement, an officer terminates employment with the Bank or the Company, the unvested portion of the officer's award will be forfeited. When awards become vested and shares of Common Stock are distributed in accordance with the Officers' RRP, the participants also receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of awards may direct the voting of the shares allocated to them. Unallocated shares will be voted by the trustee of the Officers' RRP in the same proportion as the shares that have been awarded. Vested shares are distributed to recipients as soon as practicable following the day on which they vested.

         At the time of the Company's initial public offering in 1993, awards under the Officers' RRP were granted to certain officers, including Messrs. Tsimbinos, Nutt, Kuhn, Henchy and Kramer. Since these awards, no further awards have been granted to the Company's executive officers under the Officers' RRP.

         401(K) PLAN. The Bank maintains the Roosevelt Savings Bank Salary Reduction Plan in RSI Retirement Trust (the "401(k) Plan"), which is a tax-qualified, defined contribution plan designed to be qualified under Section 401(a) and Section 401(k) of the Code. Full-time salaried employees of the Bank become eligible to join the 401(k) Plan following the completion of one year of service with the Bank. Under the 401(k) Plan, subject to the limitations imposed under Section 401(a)(17), Section 401(k) and Section 415 of the Code, a participant may elect to defer not less than 2% and not more than 6% of his or her compensation by directing the Bank to contribute such amount to the 401(k) Plan on his or her behalf. No after-tax voluntary contributions may currently be made to the 401(k) Plan. The Bank makes matching contributions to the 401(k) Plan equal to 50% of a participant's elective deferrals, up to a maximum of 3% of the participant's compensation for the plan year. A participant's "compensation" for purposes of the 401(k) Plan is generally defined as a participant's base compensation from the Bank, including salary reduction contributions to the 401(k) Plan and wage continuation payments to an employee who is absent due to an illness or disability of a short-term nature, but excluding overtime pay, bonuses, commissions and contributions made by the Bank to any other pension, insurance, welfare or any other employee benefit or deferred compensation plan. Participants are always 100% vested in their contributions, in matching contributions and in the earnings thereon. The 401(k) Plan provides for in-service hardship distributions, and for in-service non-hardship distributions of certain after-tax contributions made prior to January 1, 1989. Distributions from the 401(k) Plan are made upon or after termination of service in a lump sum or over a period not to exceed 20 years.

         The 401(k) Plan includes a fund that invests primarily in shares of the Company's Common Stock (the "Employer Stock Fund"). Participants investing in the Employer Stock Fund direct the trustee how to vote the shares of the Common Stock held by such fund, based on their proportionate interests in the fund. Upon distribution of the participant's account, the participant will have the choice of having his or her account paid to him or her in Common Stock (to the extent invested in the Employer Stock Fund) or in cash. As of December 31, 1997, the 401(k) Plan had $26,085,865 in total assets, of which $19,298,932 was invested in the Employer Stock Fund.

         EMPLOYEE STOCK OWNERSHIP PLAN. The Company has established the ESOP for eligible employees of the Company and its affiliates, including the Bank. Full-time salaried employees become eligible for participation in the ESOP on the entry date following the completion of one year of service. As part of the Company's initial public offering, the ESOP borrowed funds from the Company to purchase 2,163,150 shares (as adjusted to reflect the Stock Split) of the Common Stock issued in the Company's initial public offering in 1993. Collateral for the loan was the Common Stock purchased by the ESOP. The loan is being repaid principally from employer cash contributions to the ESOP over a period of approximately ten years. The interest rate for the loan is equal to the average prime interest rate as published by THE WALL STREET JOURNAL during the applicable quarter plus 150 basis points. Shares of Common Stock purchased by the ESOP and pledged as collateral for the loan are held in a suspense account and released for allocation among participants annually in amounts proportionate to the repayment of the loan.

         Shares released annually from the suspense account and discretionary contributions, if any, are allocated among ESOP participants on the basis of compensation for the year of allocation, subject to the limitations imposed under Section 401(a)(17) and Section 415 of the Code. A participant's "compensation" for purposes of the ESOP is generally defined as a participant's base compensation from the Bank, including salary reduction contributions to the 401(k) Plan and wage continuation payments to an employee who is absent due to an illness or disability of a short-term nature, plus bonuses and overtime pay, but excluding commissions and contributions made by the Bank to any other pension, insurance, welfare or any other employee benefit or deferred compensation plan. Benefits generally become vested over a seven-year period with 10% becoming vested after the first year of credited service and an additional 10% becoming vested for the second, third and fourth years of credited service. An additional 20% of the benefit will become vested each year thereafter until participants are 100% vested after seven years. However, in the event of a change in control, as defined by the ESOP, any unvested portion of benefits shall vest immediately. The ESOP generally provides that, upon certain changes in control as described in the ESOP, unallocated shares in the ESOP will be sold to repay any outstanding loan and all remaining unallocated shares or proceeds thereof will be allocated among participants who were employed immediately preceding the change in control in proportion to compensation for that part of the year prior to the change in control. In the event of a change in control, the ESOP provides that no amount credited to a participant's account as a result of the repayment of any outstanding loan will be treated as an annual addition for purposes of the limitations under Section 415 of the Code and, if any amount cannot be allocated in the year of the change in control because of these limitations, it will be allocated in subsequent years to those persons who were participants immediately preceding the change in control and who continue to be participants.

         Prior to the completion of a year of credited service, a participant who terminates employment for reasons other than death, retirement, or disability will not receive any benefit under the ESOP. Forfeitures are reallocated annually among remaining participating employees in the same proportion as the annual allocation that is made on the basis of compensation. Benefits are generally payable in the form of stock upon death, retirement, disability or termination of service.


RETIREMENT PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

         RETIREMENT PLAN. The Bank maintains the Retirement Plan of Roosevelt Savings Bank in RSI Retirement Trust (the "Retirement Plan"), which is a tax-qualified, defined benefit plan designed to be qualified under Section 401(a) of the Code. The Retirement Plan generally covers full-time salaried employees who have attained the age of 21 and have completed one year of service. Employees compensated on an hourly or on a contract basis, leased employees and employees who work outside the Bank's offices in connection with the operation and maintenance of buildings or other properties acquired through foreclosure or deed, are not eligible to participate in the Retirement Plan. The Bank makes quarterly contributions to the Retirement Plan in amounts necessary to satisfy the minimum funding requirements under the Employee Retirement Income Security Act of 1974, as amended.

         A participant is fully vested in his or her benefit under the Retirement Plan upon retirement at the age of 65, or if later, the fifth anniversary of the participant's initial participation in the Retirement Plan. The annual benefit provided to a participant under the Retirement Plan, subject to the limitations imposed under Section 401(a)(17) and Section 415 of the Code, is equal to 2% of the participant's average annual earnings, multiplied by the number of years, and any fraction thereof, of service credited to the participant for benefit purposes not in excess of 30 years, plus l% of average annual earnings multiplied by the number of years, and any fraction thereof, of credited service in excess of 30 years. A participant's "average annual earnings" for purposes of the Retirement Plan is the average of his or her annual compensation for the 36 consecutive calendar months with the highest average during his or her final 120 months of credited service (or the total number of months of credited service if the total is less than 120 months). A participant's "compensation" for purposes of the Retirement Plan is generally defined as a participant's base compensation, including salary reduction contributions to the 401(k) Plan and wage continuation payments to an employee who is absent due to an illness or disability of a short-term nature, but excluding overtime pay, bonuses, commissions and contributions made by the Bank to any other pension, insurance, welfare or any other employee benefit or deferred compensation plan. A participant's annual benefit under the Retirement Plan is limited to 60% of his or her average annual earnings. Retirement Plan benefits are also payable upon termination due to disability and death.

         At December 31, 1997 the market value of the Retirement Plan trust fund was $21,494,060. The Bank's contribution to the Retirement Plan for 1997 was $0, as a result of the actuarial valuation of the liabilities and assets under the Retirement Plan.

         SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. The Bank maintains the SERP for designated salaried executive officers of the Bank to compensate such individuals who participate in the Bank's Retirement Plan, ESOP and the 401(k) Plan, but whose benefits otherwise receivable under such benefit plans are limited by Sections 402(g), 401(a)(17) and 415 of the Code. Payment of benefits under the SERP is triggered by the same events triggering payment under the Bank's Retirement Plan, ESOP and 401(k) Plan. The SERP also provides that, if allocations under the ESOP in the case of a change in control are limited by
Section 415 of the Code, the SERP benefit with respect to the ESOP for all eligible employees will be determined by taking into account the allocation of the unallocated shares and cash in accordance with the amendment to the ESOP. This additional SERP benefit will not be reduced by any subsequent allocation of unallocated shares or cash in the years following the change in control.

         The SERP is an unfunded plan. All obligations arising under the SERP are payable from the general assets of the Bank. However, the Bank has established a trust (the "SERP Trust"), the assets of which will be used to pay the benefits under the SERP, except in the event of the insolvency of the Bank, in which case the assets of the SERP Trust would be used to satisfy the claims of the Bank's general creditors.

         PENSION PLAN TABLE. The following table sets forth the estimated annual benefits payable under the Retirement Plan and the retirement benefit portion of the SERP upon retirement at age 65 in calendar year 1997, expressed in the form of a single life annuity (with no offset for Social Security benefits), for the average annual earnings and years of credited service specified.

                                               PENSION PLAN TABLE(1)

                                                       YEARS OF CREDITED SERVICE
            AVERAGE                                    -------------------------
            ANNUAL
           EARNINGS                15              20              25             30             35(2)
           --------                --              --              --             --             -----

         $ 100,000             $ 30,000        $ 40,000        $ 50,000        $ 60,000        $ 60,000
           200,000(4)            60,000          80,000         100,000         120,000(3)      120,000(3)
           300,000(4)            90,000         120,000(3)      150,000(3)      180,000(3)      180,000(3)
           400,000(4)           120,000(3)      160,000(3)      200,000(3)      240,000(3)      240,000(3)
           500,000(4)           150,000(3)      200,000(3)      250,000(3)      300,000(3)      300,000(3)
           700,000(4)           210,000(3)      280,000(3)      350,000(3)      420,000(3)      420,000(3)
           900,000(4)           270,000(3)      360,000(3)      450,000(3)      540,000(3)      540,000(3)


---------------------------


(1) The annual benefits shown in the table above assume the participant would receive his retirement benefits under the Retirement Plan and the SERP in the form of a straight life annuity at normal retirement age.

(2) Normal retirement benefits are limited to 60% of average annual earnings.

(3) These are hypothetical benefits based upon the Retirement Plan's normal retirement benefit formula. The maximum annual benefit permitted under
        Section 415 of the Code in 1997 is $125,000 and in 1998 is $130,000, or if higher, a member's current accrued benefit as of December 31, 1982 (but not more than $136,425). The $130,000 ceiling will be adjusted to reflect cost of living increases after 1998 in accordance with Section 415 of the Code. The SERP will provide the difference between the amounts appearing in this table and the maximum amount allowed by the Code.

(4) The benefits shown corresponding to these compensation ranges are hypothetical benefits based upon the Retirement Plan's normal retirement benefit formula. Under Section 401(a)(17) of the Code, a participant's compensation in excess of $200,000 (as adjusted to reflect cost-of-living increases) is disregarded for purposes of determining average annual earnings in plan years beginning in or after 1989 but before 1994. Benefits accrued as of the last day of the plan year beginning in 1988 on the basis of compensation in excess of $200,000 are preserved. The $200,000 limit was increased to $209,200 in 1990, $222,220 in 1991, $228,860 in 1992, and $235,840 in 1993. The limitation was reduced to $150,000 for plan years beginning in 1994 through 1996 and is $160,000 for plan years beginning in 1997 and 1998. The limitation will be adjusted to reflect cost of living increases after 1997 in accordance with Section 401(a)(17) of the Code. The table reflects amounts payable in conjunction with the SERP.


        The following table sets forth the years of credited service (i.e., benefit service) as of December 31, 1997 for each of the individuals named in the Summary Compensation Table.

                                                  CREDITED SERVICE
                                                  ----------------
                                            YEARS                    MONTHS
                                            -----                    ------

               John M. Tsimbinos              15                       10
               A. Gordon Nutt                 14                        6
               William R. Kuhn                23                        6
               Dennis E. Henchy               22                        8
               Ira H. Kramer                  14                        7
               John J. DeRusso                 3                        1




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



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         From time to time the Bank makes mortgage loans to its executive officers and mortgage loans and consumer loans to members of the immediate families of its executive officers and directors, to the extent consistent with applicable laws and regulations. Such loans are made in the ordinary course of business and on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not and will not involve more than the normal risk of collectibility or present other unfavorable features. The outstanding principal balance of such loans to executive officers and family members of executive officers and directors totaled $70,306 as of December 31, 1997.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Under the securities laws of the United States, the Company's directors, its executive officers, and any person holding more than ten percent of the Company's Common Stock are required to file initial reports of ownership of the Company's Common Stock and reports of changes in that ownership to the SEC. Specific due dates for these reports have been established and the Company is required to disclose in this Proxy Statement any failure to file by these dates during 1997. All of such filing requirements of the Company's directors and executive officers were satisfied during 1997, based upon their written representations and copies of the reports that they have filed with the SEC.



                                  PROPOSAL TWO

               RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

         The Board of Directors has appointed the firm of KPMG Peat Marwick LLP to continue as independent auditors for the Company for the year ending December 31, 1998, subject to ratification of such appointment by the Company's stockholders. Representatives of KPMG Peat Marwick LLP are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to questions.


         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE
            RATIFICATION OF THE APPOINTMENT OF KPMG PEAT MARWICK LLP
                    AS INDEPENDENT AUDITORS FOR THE COMPANY.




                                 PROPOSAL THREE

                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION

         By resolutions adopted on March 10, 1998, the Board of Directors of the Company declared it advisable and in the best interests of the Company to amend the Company's Certificate of Incorporation to increase the number of shares of stock that the Company has the authority to issue to an aggregate of 65,000,000 shares, of which 60,000,000 would be Common Stock and 5,000,000 would be Preferred Stock, and directed that the Certificate of Incorporation be submitted to a vote of the stockholders at the Annual Meeting. If the proposal is adopted, Article FOURTH, Section A of the Certificate of Incorporation is hereby amended to read as follows:

         "FOURTH: A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is sixty-five million (65,000,000) consisting of:

         1. Five million (5,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the "Preferred Stock"); and

         2. Sixty million (60,000,000) shares of Common Stock par value one cent ($.01) per share (the "Common Stock")."


         The Certificate of Incorporation of the Company currently authorizes the issuance of up to 35,000,000 shares, consisting of 30,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of March 12, 1998, the Company had 17,529,929 shares of Common Stock outstanding. No shares of Preferred Stock are outstanding. As of March 12, 1998, the Company had 7,276,000 authorized but unissued shares of Common Stock and an additional 5,194,071 shares of Common Stock held as treasury stock.

         The Board of Directors believes that it is in the best interest of the Company and its stockholders to increase the number of authorized shares of Common Stock in order to have additional shares available for issuance to meet various business needs as they may arise and to enhance the Company's flexibility in connection with possible future actions. These business needs and actions may include stock dividends, stock splits, employee benefit programs, corporate business combinations, funding of business acquisitions and other corporate purposes. Although the Board periodically considers transactions such as those listed above, it currently does not have plans to issue any significant amount of such Common Stock, except as reserved for issuance under the Company's stock option plans and the Rights Agreement, dated as of July 19, 1994, between the Company and The Chase Manhattan Bank, as Rights Agent.

         The authorization of additional shares of Common Stock pursuant to this proposal will have no dilutive effect upon the proportionate voting power of the present shareholders of the Company. However, to the extent that shares are subsequently issued in connection with any corporate action to persons other than the present shareholders, such issuance could have a dilutive effect on the earnings per share and voting power of present shareholders. The Company would expect that the dilutive effect on earnings per share would be relatively short-term in duration.

         In addition, although the issuance of shares of Common Stock in certain instances may have the effect of forestalling a hostile takeover, the Board does not intend or view the increase in authorized Common Stock as an anti-takeover measure. The Company is not aware of any proposed or contemplated transaction of this type, and this amendment to the Certificate of Incorporation is not being recommended in response to any specific effort of which the Company is aware to obtain control of the Company. The authorized shares of Common Stock in excess of those presently authorized and issued will be available for issuance at such times and for such purposes as the Board of Directors may deem advisable without further action by the Company's stockholders, except as may be required by applicable laws or regulations.

         Approval of the amendment to the Certificate of Incorporation of the Company requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting. Accordingly, abstentions from voting and shares as to which the "ABSTAIN" box has been selected on the Proxy Card with respect to the approval of the amendment to the Certificate of Incorporation will have the effect of a vote against such proposal. Shares underlying broker non-votes or held in excess of the Limit will also be counted as votes against this proposal.

         In connection with this proposal, the Company recommends that each stockholder consider the financial statements of the Company as set forth in the Company's 1997 Annual Report to Stockholders, a copy of which is being furnished to each stockholder together with this proxy statement.


             THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
               STOCKHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT
                      TO THE CERTIFICATE OF INCORPORATION.



                             ADDITIONAL INFORMATION

STOCKHOLDER'S NOTICE OF BUSINESS TO BE CONDUCTED AT THE ANNUAL MEETING

         The Bylaws of the Company provide an advance notice procedure for a stockholder to properly bring business before an annual meeting or to nominate any person for election to the Board of Directors. To properly bring business before an annual meeting or to nominate any person for election to the Board of Directors, a stockholder must be a stockholder of record entitled to vote with respect thereto, and the stockholder must give timely notice thereof in writing to the Corporate Secretary of the Company.

         To be timely, a stockholder's notice must be delivered to and received by the Corporate Secretary not less than 90 days prior to the date of the annual meeting. However, if less than 100 days notice or prior disclosure of the date of the meeting is given to stockholders, notice must be received not later than the close of business on the tenth day following the day on which such notice of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Corporate Secretary shall set forth such information as required by the Bylaws of the Company. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy card relating to an annual meeting any stockholder proposal or nomination which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal or nomination is received.


DATE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 1999 ANNUAL MEETING

         Any stockholder wishing to have a proposal considered for inclusion in the Company's proxy statement and proxy card relating to the 1999 annual meeting of stockholders must, in addition to other applicable requirements, set forth such proposal in writing and file it with the Corporate Secretary of the Company on or before [December 1, 1998], pursuant to the proxy soliciting regulations of the SEC. Any such proposal will be subject to 17 C.F.R. ss.240.14a-8 of the rules and regulations promulgated by the SEC under the Exchange Act.


                                  OTHER MATTERS

         As of the date of this Proxy Statement, the Board of Directors does not know of any other matters to be brought before the stockholders at the Annual Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying Proxy Card will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

                              FINANCIAL STATEMENTS

         A copy of the 1997 Annual Report to Stockholders for the year ended December 31, 1997, containing consolidated statements of financial condition as of December 31, 1997 and December 31, 1996 and related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years ended December 31, 1997, 1996 and 1995, prepared in conformity with generally accepted accounting principles, accompanies this Proxy Statement. The consolidated financial statements have been audited by KPMG Peat Marwick LLP whose report thereon appears in the Annual Report. The Annual Report serves as the Bank's Annual Disclosure Statement for purposes of the regulations of the Federal Deposit Insurance Corporation. Upon request, stockholders will be furnished, free of charge, an additional copy of the Annual Report.

         The Company is required to file an annual report on Form 10-K for the year ended December 31, 1997 with the SEC. Stockholders may obtain, free of charge, a copy of such annual report (excluding exhibits) by writing to Theodore
S. Ayvas, Vice President, Roosevelt Savings Bank, 1122 Franklin Avenue, Garden City, New York 11530. A copy of the Form 10-K is also available on the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") System at the SEC's website, www.sec.gov.


            TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL
                MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY
                    RETURN THE ACCOMPANYING PROXY CARD IN THE
                         POSTAGE-PAID ENVELOPE PROVIDED.